HealtheMed, Inc.

Technology Software Hardware Services Healthcare

HealtheMed greatly improves the lives of the sickest and poorest Medicaid patients

HEALTHEMED.NET MINNEAPOLIS MINNESOTA


HealtheMed SM
bringing your healthcare home



Healthcare insurance companies and hospital systems can not profitably provide telemedicine services to these vulnerable Medicaid enrollees because reimbursement is low. We can provide lower healthcare costs via our proprietary telemedicine business model and at much higher margins than typical health plans.

Thomas Spencer President and CEO @ HealtheMed, Inc.

Why you may want to support us...

1. HealtheMed has a contract with the Minnesota Medicaid program targeting 77,000 potential subscribers.
2. Company will be paid up to $3,600 a year for each Medicaid special needs subscriber.
3. 77,000 potential subscribers in Minnesota and a market value of $280M in annual revenue. U.S. market value of $16B.
4. Exclusive contract with MMCAP Infuse, who will market HealtheMed to its 12,000 institutional customers in 50 states.
5. Provide PERS and remote patient monitoring services to assist this population stabilize their health and avoid Covid-19.
6. Medicaid enrollees with chronic diseases are the most likely to die from exposure to COVID-19. We help avoid this.
7. Initial pilot program resulted in medication adherence increasing from 43% to 92%.

Why investors ♥ us

WE'VE RAISED $41,234 SINCE OUR FOUNDING



Amazing leader

Michael D Mandelbaum

Sales executive jewelry industry



High integrity with great skills in growing an organization. The idea for the product/service is badly needed as it will improve the quality of life for many with severe medical issues AND it will save the taxpayers a lot of money.

Doug FULLAWAY

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Thomas Spencer

President and CEO

Mr. Spencer has 30 years of health care innovation experience in companies like United Healthcare. In 2016 he developed the first telemedicine wound clinic in the U.S. with reimbursement approved by Medicare and Medicaid.



Robert Arnold

COO

Mr. Arnold has 15 years of healthcare experience working with startups and fast growing companies. He has founded two SaaS technology companies with a 5x and 3x return for investors.

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Ronald Mandelbaum

CRO

Mr. Mandelbaum has over 30 years of strategic business development experience. Since 2008 his focus has been on the development of senior living communities and specifically the deployment of Aging in place digital Health Technologies.

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Downloads

HealtheMed Pitch Deck Video Version 080120.pdf

HealtheMed

HealtheMed is the perfect opportunity for Investors to do well by doing good!

HealtheMed (pronounced Health-E-Med) was founded to help the 4,000,000 people in the U.S. who live confined in their homes with chronic conditions like quadriplegia and diseases like bipolar disorder and muscular dystrophy. Treatment of people with special medical needs through the HealtheMed telemedicine platform will save state Medicaid programs an average of $1,700 a visit to a hospital emergency room. This is why the state of Minnesota was happy to award HealtheMed a B2B contract that will pay the company $10 a day for every special needs person who enrolls. The special needs market for HealtheMed services in Minnesota is $3.8 billion each year and $160 billion in the U.S.

The HealtheMed telemedicine platform consists of a smart television, a medication dispenser, a thermometer, and other health monitoring devices placed in the home and connected to doctors through the cloud. When a medication is missed, or a person's temperature goes up caregivers and HealtheMed are notified so that the problem can be addressed quickly. Doctors and nurses can examine their special needs patients through their smart TV or anywhere on mobile devices with cameras. The HealtheMed service is free to special needs people and their doctors, nurses, pharmacists, therapists and caregivers.

Special needs people take multiple medications every day. When they forget to take their meds or take the wrong dose, complications that result may require hospitalization. Special needs people are also the likeliest to get sick or die from exposure to viruses like COVID-19 and the Flu. The HealtheMed telemedicine platform in the home will reduce the risk of viral infection during a pandemic.

HealtheMed has a second contract with a state-run pharmaceutical purchasing group called MMCAP Infuse with 12,000 customers in all 50 states. Investor funds will be dedicated to special needs enrollments and operations in Minnesota. Once HealtheMed operations in Minnesota have passed breakeven in the first year, HealtheMed will begin marketing its services to other states through the MMCAP Infuse national sales force.

HealtheMed is currently working with accredited investors to raise $600,000 of the $1,070,000 seed round. HealtheMed will raise up to $400,000 of this seed round through the Wefunder campaign. Once $600,000 in total has been raised, HealtheMed will commence operations and fulfillment of it's B2B contract with the state of Minnesota.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We make it possible for people with chronic conditions and diseases to see their doctor and receive treatment through the HealtheMed telemedicine platform installed in their home. We focus on the most vulnerable segment of Medicaid populations, special needs patients. 4,000,000 special needs people in the U.S. live confined in their homes with chronic conditions like quadriplegia and diseases like bipolar disorder and muscular dystrophy.

Where will your company be in 5 years?

In five years we expect to be serving special needs patients in all 50 states, with annual revenues of $100,000,000 and a market valuation that reflects our first-to-market leadership position.

Why did you choose this idea?

Healthcare insurance companies and hospital systems can not profitably provide telemedicine services to these vulnerable Medicaid enrollees because reimbursement is low. We can provide lower healthcare costs via our proprietary telemedicine business model and at much higher margins than typical health plans.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

COVID-19 has accelerated recognition of the value of a solution like HealtheMed. State Medicaid programs are desperate to reduce costs and improve the quality of care. HealtheMed's core innovation is that it has contracted directly with Medicaid and eliminated the big medicine middleman. Established SaaS/PaaS (or platform-as-a-service) companies sell software to big medicine. HealtheMed sells a telemedicine clinic in every special needs patient home to Medicaid.

How far along are you? What's your biggest obstacle?

Our proprietary software, hardware and care algorithm have been piloted successfully and is ready to commercially deploy. Funding for immediate launch of operations is the only obstacle left.

Who competes with you? What do you understand that they don't?

Healthcare insurance companies, hospitals and telemedicine companies are providing telehealth services to patients and consumers, while vulnerable Medicaid patients do not receive these services. The reason is that Medicaid reimbursement to physicians is lower, in some cases by 50%, than Medicare or private insurance. By contracting directly with Medicaid programs, HealtheMed eliminates extra administrative costs associated with insurers and hospitals and has more money to spend on the physicians who work with us.

How will you make money?

Our contract with Minnesota Medicaid pays us $10/day, $300/month and $3,600/year to operate our platform in a special needs patient home. HealtheMed will also charge access fees for select medical service providers facilitated on the platform like pharmaceuticals, laboratory services, medical supplies, and mobile Xray.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Executing well as we scale is our biggest risk.
Failure to manage demand, and the hyper-growth that is possible, within 24 months, could certainly derail the company. Improving on the contracting process with other states will help us to achieve and exceed our goals.